SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

THE KEYW HOLDING CORPORATION

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

49372310

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13-d-1(b)
☐	Rule 13-d-1(c)
☒	Rule 13-d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 49372310

(1)	Names of Reporting Persons THE HANNON FAMILY, LLC

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Maryland

		(5)	Sole Voting Power
Number
2,250,000
	of Shares	(6)	Shared Voting Power

	Beneficially		0
		(7)	Sole Dispositive Power
Owned by Each
2,250,000
	Reporting Person	(8)	Shared Dispositive Power

	With:		0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,250,000

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9) 8.4%

(12)	Type of Reporting Person OO

Page 2 of 9 Pages

CUSIP No. 49372310

(1)	Names of Reporting Persons Glenn A. Hannon

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

		(5)	Sole Voting Power
Number
95,077
	of Shares	(6)	Shared Voting Power

	Beneficially		2,250,000
		(7)	Sole Dispositive Power
Owned by Each
95,077
	Reporting Person	(8)	Shared Dispositive Power

	With:		2,250,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,345,077

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9) 8.7%

(12)	Type of Reporting Person IN

Page 3 of 9 Pages

CUSIP No. 49372310

(1)	Names of Reporting Persons Natalie R. Hannon Kizer

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

		(5)	Sole Voting Power
Number
61,161
	of Shares	(6)	Shared Voting Power

	Beneficially		2,250,000
		(7)	Sole Dispositive Power
Owned by Each
61,161
	Reporting Person	(8)	Shared Dispositive Power

	With:		2,250,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,311,161

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9) 8.6%

(12)	Type of Reporting Person IN

Page 4 of 9 Pages

CUSIP No. 49372310

(1)	Names of Reporting Persons Nichole Potee

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

		(5)	Sole Voting Power
Number
59,505
	of Shares	(6)	Shared Voting Power

	Beneficially		2,250,000
		(7)	Sole Dispositive Power
Owned by Each
59,505
	Reporting Person	(8)	Shared Dispositive Power

	With:		2,250,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,309,505

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

(11)	Percent of Class Represented by Amount in Row (9) 8.6%

(12)	Type of Reporting Person IN

Page 5 of 9 Pages

Explanatory Note: This Amendment No. 3 to Schedule 13G is filed to update direct holdings as of December 31, 2011.

Item 1

Item 1(a) Name of issuer:

THE KEYW HOLDING CORPORATION

Item 1(b) Address of issuer's principal executive offices:

1334 Ashton Road, Suite A, Hanover, MD 21076

Item 2

Item 2(a) Name of person filing:

The Hannon Family, LLC

Glenn A. Hannon

Natalie R. Hannon Kizer

Nichole Potee

Item 2(b) Address or principal business office or, if none, residence:

4416 East West Highway, Bethesda, MD 20814, for all persons filing

Item 2(c) Citizenship:

The Hannon Family, LLC - Maryland

Glenn A. Hannon, Natalie R. Hannon Kizer, and Nichole Potee – United States

Item 2(d) Title of class of securities: Common Stock, par value $0.001 per share

Item 2(e) Cusip No.: 49372310

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

Page 6 of 9 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

(k)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(K).

Item 4. Ownership

(a) Amount beneficially owned: The Hannon Family, LLC owns 2,250,000 shares of Common Stock, consisting of: (i) 1,500,000 shares of Common Stock and immediately exercisable warrants for 750,000 shares of Common Stock (the “Warrants”). Glenn A. Hannon, Natalie R. Hannon Kizer and Nichole Potee (together, the “Managers”) have shared voting and dispositive power over such 2,250,000 shares as Managers of The Hannon Family, LLC. Glenn A. Hannon also beneficially owns 95,077 shares of Common Stock, consisting of: (i) 76,895 shares of Common Stock and (ii) immediately exercisable warrants for 18,182 shares of Common Stock (the “GAH Warrants”). Glen A. Hannon has sole voting and dispositive power over such 95,077 shares. Natalie R. Hannon Kizer also beneficially owns 61,161 shares of Common Stock, consisting of: (i) 49,161 shares of Common Stock and (ii) immediately exercisable warrants for 12,000 shares of Common Stock (the “NRHK Warrants”). Natalie R. Hannon Kizer has sole voting and dispositive power over such 61,161 shares. Nichole Potee also beneficially owns 59,505 shares of Common Stock, consisting of: (i) 47,505 shares of Common Stock and (ii) immediately exercisable warrants for 12,000 shares of Common Stock (the “NP Warrants”). Nichole Potee has sole voting and dispositive power over such 59,505 shares.

(b) Percent of class: 8.4% for The Hannon Family, LLC; percentage calculated for this reporting person in this Schedule 13G is based upon an aggregate of 26,933,884 shares outstanding, which includes: (i) 26,183,884 shares outstanding as of October 24, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2011; and (ii) 750,000 shares issuable upon exercise of the Warrants. Percent of class: 8.6% for Natalie R. Hannon Kizer; percentage calculated for this reporting person in this Schedule 13G is based upon an aggregate of 26,945,884 shares outstanding, which includes: (i) 26,183,884 shares outstanding as of October 24, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2011; and (ii) 762,000 shares issuable upon exercise of the Warrants and the NRHK Warrants. Percent of class: 8.6% for Nichole Potee; percentage calculated for this reporting person in this Schedule 13G is based upon an aggregate of 26,945,884 shares outstanding, which includes: (i) 26,183,884 shares outstanding as of October 24, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2011; and (ii) 762,000 shares issuable upon exercise of the Warrants and the NP Warrants. Percent of class: 8.7% for Glenn A. Hannon; percentage calculated for this reporting person in this Schedule 13G is based upon an aggregate of 26,952,066 shares outstanding, which includes: (i) 26,183,884 shares outstanding as of October 24, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2011; and (ii) 768,182 shares issuable upon exercise of the Warrants and the GAH Warrants.

Page 7 of 9 Pages

(c)	Number of shares as to which The Hannon Family, LLC has:

	(i)	Sole power to vote or direct to vote: 2,250,000

	(ii)	Shared power to vote or direct to vote: 0

	(iii)	Sole power to dispose of or to direct the disposition of: 2,250,000

	(iv)	Shared power to dispose or to direct the disposition of: 0

Number of shares as to which Glenn A. Hannon has:

	(i)	Sole power to vote or direct to vote: 95,077

	(ii)	Shared power to vote or direct to vote: 2,250,000

	(iii)	Sole power to dispose of or to direct the disposition of: 95,077

	(iv)	Shared power to dispose or to direct the disposition of: 2,250,000

Number of shares as to which Natalie R. Hannon Kizer has:

	(i)	Sole power to vote or direct to vote: 61,161

	(ii)	Shared power to vote or direct to vote: 2,250,000

	(iii)	Sole power to dispose of or to direct the disposition of: 61,161

	(iv)	Shared power to dispose or to direct the disposition of: 2,250,000

Number of shares as to which Nichole Potee has:

	(i)	Sole power to vote or direct to vote: 59,505

	(ii)	Shared power to vote or direct to vote: 2,250,000

	(iii)	Sole power to dispose of or to direct the disposition of: 59,505

	(iv)	Shared power to dispose or to direct the disposition of: 2,250,000

Page 8 of 9 Pages

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

See Item 4 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certifications

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/9/2012	The Hannon Family, LLC

	By:	/s/ Glenn A. Hannon
	Name:	Glenn A. Hannon
	Title:	Manager

Date: 2/9/2012	By:	/s/ Glenn A. Hannon
	Name:	Glenn A. Hannon

Date: 2/9/2012	By:	/s/ Natalie R. Hannon Kizer
	Name:	Natalie R. Hannon Kizer

Date: 2/9/2012	By:	/s/ Nichole Potee
	Name:	Nichole Potee

Page 9 of 9 Pages